UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ______________ to ________________

Commission file number 1-03480

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN
(Full title of the plan)
MDU RESOURCES GROUP, INC.
(Name of issuer of securities held pursuant to the plan)
MDU RESOURCES GROUP, INC.
1200 WEST CENTURY AVENUE
P.O. BOX 5650
BISMARCK, NORTH DAKOTA 58506-5650
(Address of the plan and address of the issuer’s principal executive offices)

CONTENTS

Required Information	Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits - December 31, 2017 and 2016	2

Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2017	3

Notes to Financial Statements	4

Supplemental Schedules:

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions - Year Ended December 31, 2017	15

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	16

Exhibit Index	17

Signature	18

Exhibit:

Consent of Independent Registered Public Accounting Firm

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Committee and Plan Participants of MDU Resources Group, Inc. 401(k) Retirement Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the MDU Resources Group, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of (1) Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2017, and (2) Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its forms and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

We have served as the Plan's auditor since 2007.

Minneapolis, Minnesota
June 15, 2018

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2017	2016
Assets:
Investments at fair value (Note 5)	$878,262,243	$768,549,019

Fully benefit-responsive investment contract at contract value (Note 4)	92,090,287	102,734,566

Cash equivalents (Note 3)	3,247,035	3,101,609
	973,599,565	874,385,194

Receivables:
Employer contributions	19,907,959	18,604,447
Participant contributions	335,828	313,859
Notes receivable from participants	25,038,620	23,326,071
Dividends	1,484,900	1,551,360
Other receivables	43,849	16,997

Total assets	1,020,410,721	918,197,928

Liabilities:
Accrued expenses	74,649	52,458
Excess contributions payable	79	18,935

Total liabilities	74,728	71,393

Net assets available for benefits	$1,020,335,993	$918,126,535

The accompanying notes are an integral part of these financial statements.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2017

Additions to Net Assets Attributed to:

Investment income:
Dividends from Company stock	$6,006,440
Interest and dividends	10,100,654
Net realized/unrealized appreciation in fair value of investments	86,275,483

Total investment income	102,382,577

Interest income on notes receivable from participants	1,027,919

Contributions:
Employers	40,545,340
Participants	41,446,111
Participant rollovers	4,198,606

Total contributions	86,190,057

Total additions	189,600,553

Deductions from Net Assets Attributed to:
Distributions to participants	87,084,235
Administrative expenses	306,860

Total deductions	87,391,095

Net increase in net assets available for benefits	102,209,458

Net assets available for benefits at beginning of year	918,126,535

Net assets available for benefits at end of year	$1,020,335,993

The accompanying notes are an integral part of these financial statements.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

1.    Description of the Plan

The following description of the MDU Resources Group, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan, formerly the MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan, was initially adopted by the Board of Directors of MDU Resources Group, Inc. (the Company) on August 4, 1983, to be effective January 1, 1984. The Plan is a defined contribution plan. On January 1, 1999, the name was changed and the Plan was amended to reflect the merger of the MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan for Collective Bargaining Unit Employees (the Bargaining Plan) into the Plan. Each participant in the Bargaining Plan automatically became a participant in the Plan. The merger and the transfer of assets were effectuated in accordance with Sections 401(a)(12), 411(d)(6) and 414(l) of the Internal Revenue Code of 1986, as amended (the Code), and the regulations thereunder. On May 25, 2006, the Plan designated the portion of the Plan invested in MDU Resources Group, Inc. Common Stock Fund as an Employee Stock Ownership Plan (ESOP). Effective September 9, 2013, the Plan was maintained as a multiple-employer plan. Effective January 1, 2017, the Plan was restated and reverted to and will be maintained as a single employer plan.

The Company and any of its direct or indirect subsidiaries that participate in the Plan are the Employers (the Employers). The fiscal year of the Plan is the calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Board of Directors of the Company may, at any time, amend or modify the Plan. The Company has delegated to the Employee Benefits Committee (the Committee) the authority to amend or modify the Plan; however, certain amendments identified in the Plan document are subject to approval by the Board of Directors of the Company.

Although it has not expressed any intent to do so, the Board of Directors of the Company has the right under the Plan to discontinue its contributions, at any time, and to terminate the Plan subject to the provisions of ERISA. The Board of Directors or governing entities of any Employer may, at any time, terminate participation in the Plan with respect to such Employer. In the event of a Plan termination, participants would become 100 percent vested in their employer contributions.

The Committee is the Plan administrator. The Committee consists of the Chief Financial Officer of the Company and other individuals appointed by the Chief Executive Officer of the Company who are employed by the Company or a subsidiary of the Company. The recordkeeper of the Plan is John Hancock Retirement Plan Services (the Recordkeeper). The trustee of the Plan is John Hancock Trust Company (the Trustee).

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

Eligibility
Generally, employees may participate in the Plan upon hire if they are at least 18 years of age and regular full-time employees or part-time employees with at least 1,000 hours of service in a year. A Davis-Bacon employee who is employed on an occasional or temporary basis and who otherwise meets the eligibility requirements shall become a participant upon the completion of one hour of service.

Deferred Savings Contributions
The Plan allows participants who are highly compensated employees to elect pre-tax deferral contributions varying from one percent through 22 percent and participants who are not highly compensated employees to elect pre-tax deferral contributions varying from one percent to 50 percent, in one percent increments, of eligible compensation for each pay period, up to a maximum pre-tax deferral contribution of $18,000 for the 2017 Plan year. The Plan has an auto-enrollment feature and also includes an automatic deferral escalation feature to increase the participant's deferral percentage by one percent annually until the participant reaches 15 percent, unless the participant opts out. Additionally, the Plan allows participants who are eligible to make pre-tax deferral contributions and will have attained age 50 before the close of the Plan year to make elective catch-up deferrals of up to $6,000 for 2017.

Employer Matching Contributions
Each participant’s Employer may elect to provide a matching contribution, equal to a percentage of such participant’s pre-tax deferral contributions up to a specified percent of the participant’s annual compensation as provided under the Plan or as adopted by the Employer and approved by the Committee. All matching contributions are made in cash to the participant’s Matching Contribution Account and invested as directed by the participant.

Profit Sharing/Retirement Contributions
Each Employer, in its sole discretion and subject to the Committee's approval, may make either profit sharing or retirement contributions, or both to the Plan on behalf of participants employed by that Employer. Participants may choose to invest profit sharing/retirement contributions allocated to their individual accounts in any or all of the available investment options. Profit sharing/retirement contributions totaling $26.2 million were credited to participant accounts for the year ended December 31, 2017.

Rollover Contributions
The Plan accepts rollover contributions from eligible retirement plans, including after-tax employee contributions.

Participant Accounts
The Employers remit all authorized contributions made by the participants to the Trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of a trust agreement effective January 1, 1998, as amended. Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with deferred savings contributions, employer matching

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

contributions, profit sharing/retirement contributions, rollover contributions and allocated investment earnings and losses.

Investment Options
An election is made by each participant to allocate contributions in one percent increments to any or all of the following 25 available investment options as of December 31, 2017:

•	MDU Resources Group, Inc. Common Stock Fund (MDU Resources Stock Fund)

•	New York Life Insurance Anchor Account - Stable Value Fund

•	Allianz NFJ Small Cap Value Fund - Small-Cap Value Fund

•	American Funds - EuroPacific Growth Fund - International Growth Mutual Fund

•	Artisan Mid Cap Fund - Mid-Cap Growth Mutual Fund

•	BlackRock Inflation Protected Bond Fund - Inflation Protected Bond Fund

•	BlackRock U.S. Debt Index T Fund - Income Bond Collective Trust Fund

•	DFA International Value Portfolio Fund - International Value Mutual Fund

•	Dodge & Cox Balanced Fund - Growth and Income Mutual Fund

•	Loomis Sayles Core Plus Fixed Income Fund - Income Collective Trust Fund

•	Royce Total Return Fund - Small-Cap Value Fund

•	T. Rowe Price Institutional Large Cap Growth Fund - Growth Mutual Fund

•	T. Rowe Price Institutional U.S. Structured Research Fund - Growth Mutual Fund

•	T. Rowe Price Retirement 2010 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2015 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2020 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2025 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2030 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2035 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2040 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2045 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2050 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2055 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement Balanced Fund - Growth and Income Mutual Fund

•	Vanguard Institutional Index Fund - Growth and Income Mutual Fund

If a participant does not specify how contributions to their account are to be invested, they will automatically be invested in the applicable T. Rowe Price Retirement Fund most closely aligned with the year the participant turns age 65.

In March 2018, the T. Rowe Price Retirement 2060 Fund was added to the Plan as an available investment option.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

Contributions to the MDU Resources Stock Fund are used by the Trustee to purchase shares of MDU Resources Group, Inc. common stock directly on the open market, or to purchase shares of authorized but unissued common stock directly from the Company if the Company chooses to issue new stock.

Vesting
A participant’s interest in a Deferred Savings Contribution Account, Matching Contribution Account or a Rollover Account is at all times fully vested and nonforfeitable. Generally, a participant’s interest in a Profit Sharing/Retirement Contribution Account is 100 percent vested after completing three years of service; however, certain grandfathered vesting schedules are maintained due to plan mergers. Participants are 100 percent vested in the dividends paid on the MDU Resources Stock Fund regardless of years of service. Participant accounts are valued on a daily basis.

Distributions and Withdrawals
The amount credited to participant accounts shall become payable to the participant or the participant’s beneficiary/beneficiaries, as applicable, upon death, retirement, disability, or other termination of employment with the Employers. The distribution of such amounts will be in accordance with the Plan, based on the method of payment elected by the participant or designated beneficiary/beneficiaries. Generally, the Plan only allows single-sum distributions or annual installments over a period of time, not to exceed five years; however, certain grandfathered distribution features are maintained due to plan mergers.

Distributions with respect to investment options other than the MDU Resources Stock Fund are in the form of cash. Distributions with respect to the MDU Resources Stock Fund may be in the form of cash or in the form of MDU Resources Group, Inc. common stock. Distributions of fractional shares are in the form of cash. Any MDU Resources Group, Inc. common stock included in a direct transfer to an individual retirement account or other qualified plan will be electronically transferred to the individual retirement account or to the qualified plan’s custodian.

A participant may make in-service withdrawals (hardship or age 59 1/2) under certain conditions. Distributions from a participant’s Rollover Account may be elected at any time.

Notes Receivable from Participants
A participant may be eligible to obtain a loan from the Plan. The maximum amount available for a loan is the lesser of $50,000 or one-half of the participant’s vested account balance, subject to certain limitations. Loans must be repaid over specified periods generally through payroll deduction and bear interest at a commercially reasonable rate in effect at the time the loan is made, as established by the Committee.

Forfeited Accounts
Forfeited non-vested accounts are used to reinstate reemployed participant accounts, reduce employer contributions to the Plan, and reduce administrative expenses incurred by the Plan. Forfeited non-vested accounts totaled approximately $171,000 and $397,000 at December 31, 2017 and 2016, respectively.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

Approximately $923,000 in forfeitures were used to reduce employer contributions for the year ended December 31, 2017.

2.    Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are maintained on an accrual basis.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation
Investments held by the Plan are carried at fair value. The Plan’s cash equivalents, common stock and mutual fund investment valuations, as determined by the Trustee, are based on published market quotations.

The fully benefit-responsive investment contract, the New York Life Insurance Anchor Account, is stated at contract value.

There are two collective trust funds, the BlackRock U.S. Debt Index T Fund and the Loomis Sayles Core Plus Fixed Income Fund. Both funds are valued at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund.

For more information on fair value measurements, see Note 5.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan document. There was no allowance for credit losses recorded at December 31, 2017 and 2016.

Benefit Payments
Distributions to Plan participants are recorded when paid.

Contributions
Employer and participant contributions are recorded by the Plan when received or determined to be

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

receivable. Participant contributions are deposited with the Plan by the Employers through payroll reductions.

Excess Contributions Payable
The Plan is required to return contributions to participants in the event certain nondiscrimination tests and/or contribution limits defined under the Code are not satisfied. At December 31, 2017 and 2016, liabilities of $79 and $18,935, respectively, were recorded for amounts refundable to Plan participants and were included in excess contributions payable in the accompanying statements of net assets available for benefits, as well as reduced the participant contributions in the statement of changes in net assets available for benefits.

Administrative Expenses
Administrative expenses of the Plan related to Trustee, recordkeeping, legal and audit fees are paid primarily by the Employers. Fees or commissions associated with each of the investment options other than the MDU Resources Stock Fund are paid primarily by participants as a deduction from the amount invested or an offset to investment earnings and were approximately $3.8 million for the year ended December 31, 2017. Administrative expenses of the Plan were approximately $307,000 for the year ended December 31, 2017, including the MDU Resources Stock Fund commissions, loan fees and terminated participant account fees that were paid by participants through the Plan. Most other administrative expenses were paid by the Company.

Risks and Uncertainties
Investments, in general, are subject to various risks, including credit, interest rate and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Concentration of Investments
The following presents investments that represent 10 percent or more of the Plan’s net assets available for benefits at December 31:

	2017	2016
MDU Resources Stock Fund*	$202,906,126	$228,821,418
New York Life Insurance Anchor Account	**	102,734,566

*	Indicates a party-in-interest investment.

**	Investment did not represent 10 percent or more of the Plan's net assets available for benefits.

Other
Securities transactions are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

Subsequent Events
The Plan has evaluated events or transactions occurring after December 31, 2017, up to the date of issuance of these financial statements.

3.    Cash Equivalents

Cash equivalents represent funds temporarily invested in the PIMCO Government Money Market Institutional Fund, which provides liquidity for fund reallocations and distributions of the MDU Resources Stock Fund.

4.    Investment Contract with Insurance Company

The Plan has a fully benefit-responsive investment contract with New York Life Insurance Company (NYL Insurance). NYL Insurance maintains the contributions in a pooled separate account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value. Contract value represents contributions made under the contract, plus interest and dividends credited, less participant withdrawals and administrative expenses. As of December 31, 2017 and 2016, the contract value of the traditional fully benefit-responsive contract with NYL Insurance was $92,090,287 and $102,734,566, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value. For example, withdrawals due to events initiated by the Company including, but not limited to, total or partial termination of the Plan, group lay-offs or early retirement incentives, may result in a penalty if these withdrawals exceed limitations defined in the contract. The Company believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. NYL Insurance may not terminate the contract at any amount less than contract value.

NYL Insurance is contractually obligated to pay the principal and any interest and dividends that have been credited to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent. Such interest rates are reviewed not less frequently than quarterly nor more frequently than daily for resetting.

5.    Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The Financial Accounting Standards Board Accounting Standards Codification establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There are three levels of inputs that may be used to measure fair value:

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date;

•	Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

•	Level 3 - unobservable inputs for the asset or liability.

The estimated fair values of the Plan's assets measured on a recurring basis are determined using the market approach and are corroborated using third-party market data. There have been no changes in the methodologies used at December 31, 2017.

Cash equivalents: Valued at the net asset value of shares held by the Plan at year end, based on published market quotations on an active market, or using other known sources including pricing from outside sources. Fair value approximates cost.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end, based on published market quotations on active markets.

Collective trust funds: Investments in the collective trust funds are valued at fair value reported by the fund managers based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. For the year ended December 31, 2017, there were no transfers between Levels 1 and 2.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

The Plan's assets measured at fair value were as follows:

	Fair Value Measurements
	at December 31, 2017, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2017
Assets:
Mutual funds	$637,573,318	$—	$—	$637,573,318
Common stock	202,906,126	—	—	202,906,126
Cash equivalents	3,247,035	—	—	3,247,035
Total assets in the fair value hierarchy	843,726,479	—	—	843,726,479
Collective trust fund investments measured at net asset value	—	—	—	37,782,799
Total assets measured at fair value	$843,726,479	$—	$—	$881,509,278

	Fair Value Measurements
	at December 31, 2016, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2016
Assets:
Mutual funds	$505,976,785	$—	$—	$505,976,785
Common stock	228,821,418	—	—	228,821,418
Cash equivalents	3,101,609	—	—	3,101,609
Total assets in the fair value hierarchy	737,899,812	—	—	737,899,812
Collective trust fund investments measured at net asset value	—	—	—	33,750,816
Total assets measured at fair value	$737,899,812	$—	$—	$771,650,628
6.    Federal Income Taxes

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 6, 2017, that the Plan and related trust are designed for qualification as exempt from federal income taxes in accordance with applicable sections of the Code. The IRS based its determination on the application the Plan submitted on January 27, 2017. Although the Plan has been amended since submitting the determination letter application, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

GAAP requires Plan management to evaluate tax positions taken by the Plan. The effects of an uncertain tax position are recognized in the financial statements when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. The 2013 Plan year that was under audit with the IRS concluded on July 6, 2017, with no change necessary to the information reported.

7.    Related-Party Transactions

At December 31, 2017 and 2016, the Plan held 7,548,591 and 7,953,473 shares, respectively, of Company common stock, which qualify as exempt party-in-interest transactions and are allowable under ERISA. During 2017, the Plan purchased 1,447,952 shares of Company common stock at an aggregate cost of $39.7 million and sold 1,852,834 shares of Company common stock for proceeds of $56.3 million.

8.    Prohibited Transactions

There were no nonexempt prohibited transactions, other than those listed in Schedule H, Line 4a, Schedule of Delinquent Participant Contributions, with respect to the Plan during the Plan year ended December 31, 2017.

9.    Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2017	2016
Net assets available for benefits per the financial statements	$1,020,335,993	$918,126,535
Deemed distributions	(148,454)	(34,438)
Net assets available for benefits per the Form 5500	$1,020,187,539	$918,092,097

The following is a reconciliation of the statement of changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2017:

Net increase in net assets available for benefits per the financial
statements	$102,209,458
Change in deemed distributions	(114,016)
Total net income per the Form 5500	$102,095,442

SUPPLEMENTAL
SCHEDULES

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

EMPLOYER IDENTIFICATION NUMBER (41-0423660) - PLAN NUMBER (004)
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year Ended December 31, 2017

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$2,580	—	$2,580	—	—

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

EMPLOYER IDENTIFICATION NUMBER (41-0423660) - PLAN NUMBER (004)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	MDU Resources Group, Inc. Common Stock	7,548,591 shares	**	$202,906,126
	Mutual Funds:
	Allianz NFJ Small Cap Value Fund	1,245,584 units	**	30,205,410
	American Funds - EuroPacific Growth Fund	667,791 units	**	37,489,812
	Artisan Mid Cap Fund	681,702 units	**	28,283,835
	BlackRock Inflation Protected Bond Fund	695,073 units	**	7,444,235
	DFA International Value Portfolio Fund	765,524 units	**	15,685,595
	Dodge & Cox Balanced Fund	839,830 units	**	89,861,762
	Royce Total Return Fund	2,474,169 units	**	33,153,863
	T. Rowe Price Institutional Large Cap Growth Fund	2,356,540 units	**	86,979,875
	T. Rowe Price Institutional U.S. Structured Research Fund	3,029,440 units	**	39,140,361
	T. Rowe Price Retirement 2010 Fund	248,526 units	**	4,543,051
	T. Rowe Price Retirement 2015 Fund	466,050 units	**	6,981,436
	T. Rowe Price Retirement 2020 Fund	1,115,070 units	**	25,133,669
	T. Rowe Price Retirement 2025 Fund	1,605,461 units	**	28,240,051
	T. Rowe Price Retirement 2030 Fund	1,044,721 units	**	27,079,178
	T. Rowe Price Retirement 2035 Fund	1,355,604 units	**	25,715,809
	T. Rowe Price Retirement 2040 Fund	599,230 units	**	16,323,024
	T. Rowe Price Retirement 2045 Fund	1,698,367 units	**	31,368,837
	T. Rowe Price Retirement 2050 Fund	368,930 units	**	5,725,798
	T. Rowe Price Retirement 2055 Fund	609,361 units	**	9,493,849
	T. Rowe Price Retirement Balanced Fund	75,187 units	**	1,157,130
	Vanguard Institutional Index Fund	359,676 units	**	87,566,738
	Cash Equivalents:
	PIMCO Government Money Market Institutional Fund	3,247,035 units	**	3,247,035
	Collective Trust Funds:
	BlackRock U.S. Debt Index T Fund	1,170,923 units	**	23,790,112
	Loomis Sayles Core Plus Fixed Income Fund	971,714 units	**	13,992,687
	Pooled Separate Account:
	New York Life Insurance Anchor Account	92,090,287 units	**	92,090,287
	Total Investments			973,599,565
*	Participant Loan Funds ***	4.25% to 9.25%	$—	25,038,620
				$998,638,185

*	Indicates party-in-interest investment.

**	Cost information is not required for participant-directed investments, therefore it is not included.

***	Loan maturities range from January 1, 2018, through May 14, 2040.

EXHIBIT INDEX

The following document is filed as part of this report:

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MDU Resources Group, Inc.
401(k) Retirement Plan

Date:	June 15, 2018	By:	/s/ Jason L. Vollmer
Jason L. Vollmer
Chairman, Employee Benefits Committee